Exhibit 99.22

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CI Financial Corp. (the “Company”)

2 Queen Street East

Twentieth Floor

Toronto, Ontario

M5C 3G7

Item 2.	Date of Material Change

June 24, 2019

Item 3.	News Release

The Company issued a news release on June 25, 2019, through the newswire services of Canada NewsWire. A copy of the news release is attached as Schedule “A” hereto and is available on SEDAR at www.sedar.com.

Item 4.	Summary of Material Change

The Board of Directors of the Company announced the appointment of Darie Urbanky as President of the Company, effective immediately. Mr. Urbanky also serves as the Chief Operating Officer of the Company.

Full Description of Material Change

Item 5.	A full description of the material change is provided in the news release attached as Schedule “A”.

Reliance on subsection 7.1(2) of National Instrument 51-102

Item 6.	The material change report is not being filed on a confidential basis.

Omitted Information

Item 7.	No information has been omitted.

Executive Officer

Item 8.	The following senior officer of the Company is knowledgeable about the material change described in this report:

Edward Kelterborn, Chief Legal Officer

416-681-8170

Item 9.	Date of Report

June 26, 2019

SCHEDULE “A”

PRESS RELEASE

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7 Telephone: 416-364-1145 Toll Free: 1-800-268-9374 www.cifinancial.com

News Release

FOR IMMEDIATE RELEASE

CI Financial appoints Darie Urbanky as President

and Chief Operating Officer

TORONTO (June 25, 2019) – The Board of Directors of CI Financial Corp. (“CI”) (TSX: CIX) today announced the appointment of Darie Urbanky as President of the corporation, effective immediately. Mr. Urbanky also serves as CI’s Chief Operating Officer.

“Darie brings a unique and essential combination of experience in management, technology and operations to his new role,” said Peter Anderson, CI Chief Executive Officer.

“He has successfully led the transformation of key parts of our operations through technology and innovation. Darie has been instrumental in developing and integrating CI’s digital strategy, including BBS Securities, Virtual Brokers and WealthBar, into our business. He has a strong understanding of our business today and where it is going in the future.”

Mr. Urbanky has 23 years’ experience at CI, serving in progressively more senior roles in technology and operations in which he supported departments across CI, including investment management, advisory and wealth management operations, sales and marketing, and corporate systems.

He was Chief Technology Officer of CI Investments Inc. prior to being named Executive Vice-President and Chief Operating Officer of CI in 2018. In those positions, he was a member of CI’s executive team, and played a key role in developing CI’s digital strategy, including the acquisition of BBS Securities Inc., Virtual Brokers and WealthBar Financial Services Inc., and leveraging their technology throughout CI’s operations.

Mr. Urbanky is on the boards of BBS, WealthBar and Fundserv. He holds an MBA from the Rotman School of Management at the University of Toronto, a master’s degree in computer science from University of Toronto and has attended leadership and management programs at the Smith School of Business at Queen’s University.

Mr. Urbanky is replacing Sheila Murray, who retired as President in March and now serves on the CI Board of Directors.

News Release

About CI Financial

CI Financial Corp. (TSX: CIX) is an independent Canadian company offering global asset management and wealth management advisory services. CI held approximately $174 billion in fee-earning assets as of May 31, 2019. Its primary operating businesses are CI Investments Inc., Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, GSFM Pty Ltd., First Asset Investment Management Inc., WealthBar Financial Services Inc., and BBS Securities Inc. Further information is available at www.cifinancial.com.

For further information:

Peter W. Anderson

Chief Executive Officer

CI Financial Corp.

(416) 364-1145